------------------------------
                                                           OMB APPROVAL
                                                  ------------------------------
                                                  OMB Number
                                                  Expires:
                                                  Estimated average burden
                                                  hours per response ....... 0.5
                                                  ------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                         (Amendment No.            )(1)


Emergent Group, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


Common Stock, $0.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


29089v104
--------------------------------------------------------------------------------
                                 (CUSIP Number)


Martin Stein, Esq., c/o Heller, Horowitz & Feit, P.C., 292 Madison Avenue,
                        New York, NY 10017
                        (212) 685-7600
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


May 6, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

                         (Continued on following pages)
                              (Page 1 of    Pages)

CUSIP No. 29089v104                  13D                   Page    of    Pages

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


Emergent Management Company, LLC - 13-4038883
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


OO
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


Delaware
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                0
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY      0
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                0
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


0
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


N/A
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


00 (Limited Liability Company)
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 29089v104                 13D                   Page    of    Pages


________________________________________________________________________________
Item 1.  Security and Issuer.

This statement relates to the common stock of Emergent Group, Inc. (the "Issuer"). The Issuer's principal executive office is located at 932 Central Avenue, Glendale, California 91201.

________________________________________________________________________________
Item 2.  Identity and Background.

     (a)  Emergent Management Company, LLC

     (b)  375 Park Avenue, New York, NY 10152

     (c)  managing several privately held investment and venture capital firms

     (d)  N/A

     (e)  N/A

     (f)  Delaware

________________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.

On August 31, 2000, the several members of Emergent Ventures, LLC ("Emergent Ventures"), a Delaware limited liability company that had theretofore engaged in the business of acquiring equity interest in technology businesses with significant internet features and applications, acquired 39,775,178 shares of the Issuer's common stock, representing a 90% interest in the Issuer immediately after such acquisition, in exchange for all of the then notes outstanding membership interests in Emergent Ventures (collectively, the "Equity Transfer Transaction"). All pursuant to an Equity Transfer and Reorganization Agreement, dated as of August 10, 2000 (the "Agreement"), by and among the Issuer, Martin
B. Grossman, Isaac Grossman, Emergent Management Company LLC, a Delaware limited liability company ("Emergent Management") and the holders of membership interests of Emergent Ventures. As a result of the Equity Transfer Transactions, the Emergent Management, which was the holder approximately 57% of the membership interest of Emergent Ventures, became the beneficial owner of 22,718,383 shares of Common Stock, representing approximately 51% of the shares of Common Stock issued and outstanding immediately following the completion of the Equity Transfer Transactoins. On May 6, 2002, Emergent Management made a pro-rata distribution of its 22,718,383 shares of the Issuer's Common Stock as follows: 10,223,272 shares to each of Daniel Yun and Mark Waldron, 2,044,654 shares to Dr. Soon Kim and 227,185 shares to Dr. Dong Su Han. As a result, Emergent Management no longer has any interest in the Issuer.

________________________________________________________________________________
Item 4.  Purpose of Transaction.

Emergent Management entered into the Agreement, and consummated the transactions contemplated thereby, for the purpose of acquiring control of the Issuer in August, 2000. The May 6, 2002 distribution was not done to effectuate any changes described in Items (a)-(j).

________________________________________________________________________________
Item 5.  Interest in Securities of the Issuer.

     (a)-(c) As a result of the distribution disclosed under Item 3, Emergent Management no longer has any interest in the Issuer.

     (d)  N/A

     (e)  N/A

________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.


None.
________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.


N/A
________________________________________________________________________________

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        5/20/2002
                                        ----------------------------------------
                                                         (Date)



                                        ----------------------------------------
                                                       (Signature)


                                        Daniel Yun
                                        ----------------------------------------
                                                       (Name/Title)



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).